
WHAT IS MAINVEST?

Rather than paying interest to Wall Street, businesses use Mainvest to raise capital from local investors so they can provide their community with returns instead. Invest in Main Street with as little as $100.

View Investment Opportunities
Edit Profile Watch this investment opportunity Share
APPROXIMATE LOCATION

Map data ©2021
Women-led
Wild Orchid Bakery

Bakery

Manchester, NH
Coming Soon
View Website
Connect with us
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6 for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Wild Orchid Bakery is seeking investment to purchase new equipment, refinance, and renovate to reopen their popular bakery. Renovating LocationGenerating Revenue
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Wild Orchid Bakery is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Custom Named Donut Invest $500 or more to qualify. 5 of 5 remaining

A donut dedicated to you! We will work together on a fun flavor and you chose the name .

Name Plaque Invest $4,000 or more to qualify. 30 of 30 remaining

A specially engraved plaque placed in the bakery with a list of investors who wanted to see this business succeed. Thanking each investor or family.

This is a preview. It will become public when you start accepting investment.
PRESS

Neighborhood bakeries rise during pandemic in NH

TWO NEW Manchester bakeries aim to lure customers with custom cakes made in the neighborhood.

From Trinidad to the Queen City, The Wild Orchid 'makes it happen' | Manchester Ink Link

A personal one on one interview .

Local bakery shutters storefront after burglary | Manchester Ink Link

Events that forced me to shut down .

This is a preview. It will become public when you start accepting investment.
OUR MISSION

I sell baked goods but specialize in vegan and gluten free cakes, cupcakes, and island food. I want this to be your oasis and to enjoy your desserts and step away from the city hustle.

Trinidad Black Cake - Rum infused cake, traditional , island influenced
Corn Soup - Vegan, healthy, organic vegetables, warms up the soul
Gourmet Donuts - one of a kind, great reviews by foodies, now doing donut weddings with these gourmet donuts
Custom Cakes - Unique to each client as I work with each person to learn their likes and dislikes. This is why I love my job. Meeting so many amazing people and families along the way make it worth it.
Supporting other small businesses in NH- By selling their goods and promoting their businesses through our page and website.
Helping those in need - I hope to build a donation and pay it forward system in store to help those in need and to help local families in need.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Shelly-Anne Storer
Owner/Baker/Cake Designer/Pastry Chef

I have been in the baking world since I was a child. I did Home Economics in High School learning the basic methods of baking, pastries, creating menus for special occasions. It peaked my interest and I started baking for special holidays within my family.

Once I graduated I pursued Business & IT but it did not keep my attention for long before I landed in the Hospitality Business.

I worked as a bartender for 2 years and then went into the Realty business.

As I got married and had my 2nd daughter, I decided to start a catering business in August 2008. I have been baking ever since.

The pursuit to happiness led me to moving to the United States in late 2015. I soon went to work in a retirement home where I was the only baker. I saw items going faster than I could produce them and compliments were coming in daily from the dining hall from many guests of the lovely residents.

My heart was set on getting back into the professional cake world so I jumped ship and went to work for a local bakery as a Cake Designer in 2018. Due to Covid19 they closed permanently.

I have been in this field for over 10 years and every year brings new challenges that I try to adapt to and go with the flow of what my clientele needs are.

Joshua Serrao
Part Time Baker

Pastry , Cake Decorating , experienced in Trinidad cuisine .

With over 6 years baking experience Joshua has focused on pursuing his diploma in Baking & Pastry Arts with a focus on pastries, arts, chocolate work , cake decorating and lamination.

He is also skilled in warehouse operations, customer service, retail sales , open mind and team spirit.

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
Q&A
What is your signature bake?

Traditional yeast donuts, funfetti and chocolate cakes, traditional trinidad carrot cake.

How long have you been baking?

I’ve been baking for almost 20 years of my life . I started as a little girl watching over my family when they baked cakes and desserts on the weekends. My passion built as I got older and found my heart leading to baking.

What is your best baking secret?

Put a little bit of love into everything you make. It makes a world of difference.

What is your signature bake?

Traditional yeast donuts, funfetti and chocolate cakes, traditional trinidad carrot cake.

How long have you been baking?

I've been baking for almost 20 years of my life . I started as a little girl watching over my family when they baked cakes and desserts on the weekends. My passion built as I got older and found my heart leading to baking.

What is your best baking secret?

Put a little bit of love into everything you make. It makes a world of difference.

What is your signature bake?

Traditional yeast donuts, funfetti and chocolate cakes, traditional trinidad carrot cake.

How long have you been baking?

I've been baking for almost 20 years of my life . I started as a little girl watching over my family when they baked cakes and desserts on the weekends. My passion built as I got older and found my heart leading to baking.

What is your best baking secret?

Put a little bit of love into everything you make. It makes a world of difference.

This is a preview. It will become public when you start accepting investment.
THE COMPETITION

Alternatives to the regular bakery. Vegan quick meals and baked goods to include gluten-free options. We offer exclusive Caribbean style baked goods that are not seen in your everyday bakery in New Hampshire.

Fredericks- We offer fun and modern twists in cake design .
Dulces Bakery- we make custom cakes, authentic southern caribbean food
Bearded Baking Co- we create gluten less and vegan options, dine in option
Bakeshop on Kelley- gourmet style donuts and fun creative cakes for any occasion
This is a preview. It will become public when you start accepting investment.
1,445 people
Social Media Followers
This is a preview. It will become public when you start accepting investment.
CUSTOM ORDERS
Previous
Next
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $12,000
Renovation & Build Out $5,000
Capital $7,000
Electrical & Plumbing $13,375
Make Up Air Hood System $33,025
Lease & Security $4,800
Mainvest Compensation $4,800
Total $80,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $489,000 $572,130 $686,556 $858,195 $1,115,654
Cost of Goods Sold $90,000 $105,300 $126,360 $157,950 $205,335

Gross Profit $399,000 $466,830 $560,196 $700,245 $910,319

EXPENSES

Rent $42,000 $43,050 $44,126 $45,229 $46,359
Utilities $9,600 $9,840 $10,086 $10,338 $10,596
Salaries $57,600 $67,392 $80,870 $101,087 $131,413
Insurance $3,336 $3,419 $3,504 $3,591 $3,680
Equipment Lease $2,160 $2,214 $2,269 $2,325 $2,383
Repairs & Maintenance $14,400 $14,760 $15,129 $15,507 $15,894
Legal & Professional Fees $3,500 $3,587 $3,676 $3,767 $3,861
Comcast $1,920 $1,968 $2,017 $2,067 $2,118
Republic Services Disposal $1,488 $1,525 $1,563 $1,602 $1,642
Cintas Services $9,600 $9,840 $10,086 $10,338 $10,596
Loan $15,679 $15,679 $15,679 $15,679 $15,679
Merchant Fees $120,000 $140,400 $168,480 $210,600 $273,780
Gas/Trasport $1,200 $1,230 $1,260 $1,291 $1,323
Marketing $9,600 $11,232 $13,478 $16,847 $21,901
Operating Profit $106,917 $140,694 $187,973 $259,977 $369,094
This information is provided by Wild Orchid Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
EIN NUMBER APPLICATION.pdf
Wild orchid bakery business plan 080320.pdf
Wild-Orchid-Bakery-LLC-Pitch.pdf
Investment Round Status

$80,000

TARGET

$90,000

MAXIMUM

This investment round closes on August 11, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Wild Orchid Bakery LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 4%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2026
Financial Condition
Forecasted milestones

Wild Orchid Bakery forecasts the following milestones:

Secure lease in New Hampshire by July 2021.

Hire for the following positions by November 2021: [Assistant Baker, Full Time Retail Staff

Achieve revenue per year by 2022.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Wild Orchid Bakery's fundraising. However, Wild Orchid Bakery may require additional funds from alternate sources at a later date.

Other outstanding debt or equity

As of 06/16/2021, Wild Orchid Bakery has debt of $66,000.00outstanding and a cash balance of $500.00 . This debt is sourced primarily from CRDC bank and will be senior to any investment raised on Mainvest. In addition to the Wild Orchid Bakery's outstanding debt and the debt raised on Mainvest, Wild Orchid Bakery may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Wild Orchid Bakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Wild Orchid Bakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Wild Orchid Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wild Orchid Bakery's core business or the inability to compete successfully against the with other competitors could negatively affect Wild Orchid Bakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Wild Orchid Bakery's management or vote on and/or influence any managerial decisions regarding Wild Orchid Bakery. Furthermore, if the founders or other key personnel of Wild Orchid Bakery were to leave Wild Orchid Bakery or become unable to work, Wild Orchid Bakery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wild Orchid Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wild Orchid Bakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Wild Orchid Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If

Wild Orchid Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Wild Orchid Bakery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wild Orchid Bakery's financial performance or ability to continue to operate. In the event Wild Orchid Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wild Orchid Bakery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Wild Orchid Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wild Orchid Bakery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wild Orchid Bakery will carry some insurance, Wild Orchid Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wild Orchid Bakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wild Orchid Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Wild Orchid Bakery's management will coincide: you both want Wild Orchid Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wild Orchid Bakery to act conservative to make sure they are best equipped to repay the Note obligations, while Wild Orchid Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Wild Orchid Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wild Orchid Bakery or management), which is responsible for monitoring Wild Orchid Bakery's compliance with the law. Wild Orchid Bakery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wild Orchid Bakery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Wild Orchid Bakery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wild Orchid Bakery, and the revenue of Wild Orchid Bakery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Wild Orchid Bakery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Wild Orchid Bakery is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Wild Orchid Bakery is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Wild Orchid Bakery is a newly established entity and has no history for prospective investors to consider.

This information is provided by Wild Orchid Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Wild Orchid Bakery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
About Us
Blog
Press
FAQ

Referral Program
Business Resource Center
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy